January 28, 2025

Michael L. Zemetra
Chief Financial Officer and Treasurer
Veritone, Inc.
1615 Platte Street, 2nd Floor
Denver, Colorado, 80202

       Re: Veritone, Inc.
           Form 10-K filed on April 01, 2024
           File No. 001-38093
           Correspondence filed on January 3, 2025
Dear Michael L. Zemetra:

       We have reviewed your January 3, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 6, 2024 letter.

Correspondence filed on January 3, 2025
Non-GAAP Financial Measures and Key Performance Indicators, page 41

1. Please confirm that the GAAP gross profit amount will be calculated in accordance with GAAP (i.e., fully loaded gross profit). In this regard, please clarify whether the cost of revenue amounts presented on your Statements of Operations includes all cost of providing your goods and services to your customers. If your cost of revenues excludes depreciation and amortization, please ensure that the presentation is consistent with SAB Topic 11(B) noting that the amounts are exclusive depreciation and amortization. If depreciation and amortization is being excluded from cost of revenues, the amount of depreciation and amortization attributable to cost of revenues should be captioned accordingly. Please advise or revise.
Notes to consolidated financial statements
Note 4 - Debt
 January 28, 2025
Page 2

Senior Secured Term Loan, page 83

2. We note your responses to prior comment 10. In this regard, please address the following.
           Describe the primary factors and assumptions that account for the difference between estimated the fair value and the fully drawn amount of the Term Loan.
           We note that in October 2024 you repaid $30.5 million principal amount of your outstanding Term Loan, plus accrued interest and a prepayment premium in the aggregate amount of $3.3 million, and $3.9 million in deal-related expenses.
           Please clarify whether this repayment resulted in a loss. Refer to ASC 855-10-50-
           2(b).

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology